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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 000-50796
CUSIP NUMBER 853790103

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

STANDARD PARKING CORPORATION
Full Name of Registrant

Former Name if Applicable

200 E. Randolph Street, Suite 7700
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60601
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Standard Parking Corporation (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2013 (the “10-Q”) by the prescribed due date without unreasonable effort or expense.

As previously reported on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 6, 2013 (the “November 6 Form 8-K”), the Company’s independent registered public accounting firm, Ernst & Young LLP, informed the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) that it was conducting a review of the Company’s accounting for its agreement with the State of Connecticut under which the Company operates the surface parking and 3,500 garage parking spaces at Bradley International Airport located in the Harford, Connecticut metropolitan area (the “Bradley Agreement”).  On November 5, 2013, Ernst & Young LLP advised the Audit Committee that it was evaluating whether the Company’s historical accounting treatment for the Bradley Agreement was correct.  As previously disclosed by the Company, cumulative deficiency payments under the Bradley Agreement, net of reimbursements, have been recorded as a receivable by the Company.

At the inception of the Bradley Agreement in March 2000, the Company determined, after consultation with and concurrence by Ernst & Young LLP, that the Bradley Agreement should be accounted for as a management agreement and that any future deficiency payments under the agreement should be accounted for as a receivable on the Company’s consolidated balance sheet.  Based in part on its ongoing consultation with, and concurrence by, Ernst & Young LLP throughout the entire contract period to-date, the Company believed this to be the proper accounting treatment and consistently maintained such treatment over the past 13 years.  In addition to the Company’s quarterly reviews and year-end audits, the Bradley Agreement and related accounting also were audited separately by Ernst & Young LLP for the State of Connecticut over a substantial portion of this 13-year period. Most recently, Ernst & Young LLP advised the Company that it has been reviewing the accounting for the Bradley Agreement and considering whether it should have been accounted for as a management agreement or in a manner similar to a capital lease.  In addition, Ernst & Young LLP has been considering whether the cumulative deficiency payments under the agreement should have been accounted for as a receivable on the Company’s balance sheet.

As disclosed in the November 6 Form 8-K, in light of Ernst & Young LLP’s review, management has been re-evaluating the Company’s accounting for the Bradley Agreement.  For this reason, the Company was unable to file the 10-Q by November 12, 2013.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	G Marc Baumann	(312)	274-2199
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company, together with Ernst & Young LLP, is analyzing the impact of the restatement referred to above on its financial statements.  As of the date of this filing, the Company cannot provide a reasonable estimate and comparison of the changes in its results of operations for the three and nine months ended September 30, 2013 compared with the corresponding period in 2012 because the accounting for the Bradley Agreement has not yet been completed.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding expectations, beliefs, plans, intentions and strategies of the Company. The Company has tried to identify these statements by using words such as “anticipate,” “believe,” “could,” “should,” “estimate,” “expect,” “intend,” “may,” “will,” and similar terms and phrases, but such words, terms and phrases are not the exclusive means of identifying such statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting the Company and are subject to uncertainties and factors relating to operations and the business environment, all of which are difficult to predict and many of which are beyond management’s control. Actual results, performance and achievements could differ materially from those expressed in, or implied by, these forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, the following: costs, risks and uncertainties associated with the Company’s accounting review of the Bradley Agreement; the impact of any restatement of the Company’s historical financial statements; the impact of any restatement under the Company’s credit agreements and other contractual obligations; the impact of any restatement on management’s evaluation of the effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures; the Company’s ability to integrate Central Parking into the business of the Company successfully and the amount of time and expense spent and incurred in connection with the integration; the risk that the economic benefits, cost savings and other synergies that the Company anticipates as a result of the Central Parking merger are not fully realized or take longer to realize than expected; the Company’s substantially increased indebtedness incurred in connection with the Central Parking merger, which may reduce available cash flow, increase vulnerability to adverse economic conditions, and limit flexibility in planning for, or reacting to, changes in or challenges related to the Company’s business; unanticipated Central Parking merger and integration expenses; the loss of customers, clients or strategic alliances as a result of the Central Parking merger; the impact of the divestitures of management contracts and leases required by the agreement entered into by the Company with the Department of Justice in connection with the Central Parking merger; other losses, or renewals on less favorable terms, of management contracts and leases; adverse litigation judgments or settlements; adverse economic impact to the Company in areas damaged by Hurricane Sandy; changes in general economic and business conditions or demographic trends; the effect on the Company’s strategy and operations due to changes to the Board of Directors that occurred upon the completion of the merger; the impact of public and private regulations; financial difficulties or bankruptcy of major clients; intense competition; insurance losses that are worse than expected or adverse events not covered by insurance; labor disputes; extraordinary events affecting parking at facilities that the Company manages, including emergency safety measures, military or terrorist attacks, cyber terrorism and natural disasters; the risk that state and municipal government clients sell or enter into long-term leases of parking-related assets to competitors or clients of our competitors; uncertainty in the credit markets; availability, terms and deployment of capital; the Company’s ability to obtain performance bonds on acceptable terms; and the impact of Federal health care reform.

For a detailed discussion of factors that could affect the Company’s future operating results, please see the Company’s filings with the Securities and Exchange Commission, including the disclosures under “Risk Factors” in those filings. Except as expressly required by the federal securities laws, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, changed circumstances or future events or for any other reason.

STANDARD PARKING CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2013	By	/s/ G MARC BAUMANN
G Marc Baumann Chief Financial Officer, Treasurer &
President of Urban Operations

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).